UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 28, 2026

VOLATO GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41104	86-2707040
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1954 Airport Road, Suite 124

Chamblee, GA 30341

(Address of principal executive offices) (zip code)

844-399-8998

Registrant’s telephone number, including area code

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	SOAR	NYSE American LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $287.50	SOARW	OTC Markets Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously disclosed, on July 28, 2025, Volato Group, Inc., a Delaware corporation (“Volato” or the “Company”), entered into an Agreement and Plan of Merger and Reorganization (as amended, the “Merger Agreement”) with Volato Merger Subsidiary, Inc., a Nevada corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and M2i Global, Inc., a Nevada corporation (“M2i Global”), pursuant to which Merger Sub will merge with and into M2i Global, with M2i Global surviving the merger as a wholly-owned subsidiary of the Company (together with all other transactions contemplated by the Merger Agreement, the “Merger”).

The Merger is subject to approval by the Company’s shareholders and other customary closing conditions. A special meeting of Volato shareholders will be held on May 7, 2026. Detailed information regarding the meeting, including voting procedures and the proposals to be considered, is included in the Company’s definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission (“SEC”) and distributed to shareholders of record as of April 17, 2026.

On April 18, 2026, under the terms of the Nevada Revised Statues and M2i Global’s governing documents, a stockholder of M2i Global holding in excess of a majority of M2i Global’s voting power acted by written consent to approve and adopt the Merger and the Merger Agreement.

The Company is filing this Current Report on Form 8-K to provide certain unaudited pro forma condensed combined financial information regarding the Merger for the year ended December 31, 2025.

Forward Looking Statements

This Current Report on Form 8-K contains certain statements that may be deemed to be “forward-looking statements” within the federal securities laws, including the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words or variation of words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “forecasts,” “targets,” “would,” “will,” “should,” “goal,” “could” or “may” or other similar expressions. Forward-looking statements provide management or the board’s current expectations or predictions of future conditions, events, or results. All statements that address operating performance, events, or developments that may occur in the future are forward-looking statements, including statements regarding the challenges associated with executing our growth strategy, developing, marketing and consistently delivering high-quality services that meet customer expectations. All forward-looking statements speak only as of the date they are made and reflect the Company’s good faith beliefs, assumptions, and expectations, but they are not guarantees of future performance or events. Furthermore, Volato disclaims any obligation to publicly update or revise any forward-looking statement, except as required by law. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Factors that might cause such differences include, but are not limited to, a variety of economic, competitive, and regulatory factors, many of which are beyond Volato’s control, that are described in Volato’s periodic reports filed with the SEC including its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, subsequent reports filed with the SEC, and other factors that Volato may describe from time to time in other filings with the SEC. You should understand that it is not possible to predict or identify all such factors and, consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to a potential transaction (as defined above, the “Merger”) involving M2i Global and Volato. Volato filed with the SEC a Current Report on Form 8-K with respect to the execution of the definitive Merger Agreement and a Registration Statement on Form S-4 (File No. 333-292132) (as amended, the “Registration Statement”), which was declared effective on April 10, 2026 and includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents were mailed to Volato shareholders as of April 17, 2026, the record date established for voting on the proposed Merger, in connection with Volato’s solicitation of proxies for the vote by Volato shareholders in connection with the proposed Merger and other matters described in the Registration Statement. This communication is not a substitute for the Registration Statement, the definitive proxy statement/ prospectus or any other document that Volato or M2i Global has filed or will file with the SEC or send to its shareholders or investors in connection with the potential Merger. This document does not contain all the information that should be considered concerning the potential Merger and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, VOLATO’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY VOLATO WITH THE SEC IN CONNECTION WITH THE POTENTIAL MERGER, OR INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE POTENTIAL MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL MERGER AND THE PARTIES TO THE POTENTIAL MERGER.

Volato may file other relevant materials with the SEC in connection with the potential Merger. Copies of the Registration Statement, the definitive proxy statement/prospectus, and all other relevant materials for the potential Merger filed, or that will be filed, with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. Volato’s shareholders may also obtain copies of the definitive proxy statement/prospectus, without charge, by directing a request to Volato at 1954 Airport Road, Suite 124, Chamblee, GA 30341, or by telephone at (844) 399-8998.

Participants in the Solicitation of Proxies

Volato, M2i Global, and certain of their respective directors and officers may be deemed participants in the solicitation of proxies from Volato’s shareholders in connection with the proposed Merger. Volato’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names and interests in the proposed Merger of Volato’s directors and officers in Volato’s filings with the SEC, including Volato’s annual reports on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Volato’s shareholders in connection with the proposed Merger and a description of their direct and indirect interests is included in the definitive proxy statement/prospectus relating to the proposed Merger. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the potential Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed Merger is expected to be implemented solely pursuant to the legally binding definitive Merger Agreement which was filed as an exhibit to the Current Report on Form 8-K filed by Volato with the SEC on July 29, 2025, and which contains the material terms and conditions of the proposed Merger. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(b)       Pro forma financial information.

The unaudited pro forma condensed combined financial information of the Company, giving effect to the Merger and an assumed one-for-fifteen reverse stock split of shares of the Company’s Class A common stock, for the year ended December 31, 2025, and the accompanying notes thereto, are filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

(d)       Exhibits.

Exhibit No.	Description

99.1	Unaudited pro forma condensed combined financial information of Volato Group, Inc., for the year ended December 31, 2025, and the accompanying notes thereto.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 28, 2026

Volato Group, Inc.

	By:	/s/ Mark Heinen
	Name:	Mark Heinen
	Title:	Chief Financial Officer